Exhibit 6.9

Services Agreement

This Services Agreement (this “Agreement”), dated as of 13 Aug 2018             , is made by and between Glucose Biosensor Systems (Greater China) Holdings Inc., a Delaware limited liability company (together with any successor thereto, the “Company”), and Becker Clinical Research Consulting, LLC (the “Service Provider”) (collectively referred to herein as the “Parties”).

This document supersedes all previous arrangements or arrangements (whether oral or in writing) between the Service Provider and the Company in relation to the matters dealt with in them.

W I T N E S S E T H:

WHEREAS, the Company is a development stage medical device company with licensed rights to commercialize a novel “smart” biosensor salivary glucose monitoring system in the greater China region with headquarters in New York City; and

WHEREAS, the Service Provider is desirous to be retained by the Company to provide, on a contract basis, executive level administrative services to the Company; and

WHEREAS, the Company wishes to retain the services of Service Provider in such a capacity, subject to the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing premises, which are hereby incorporated into the terms hereof, and of the mutual covenants, promises, conditions, representations and warranties set forth herein, it is agreed to as follows:

1.	Retention of Service Provider; Approval of Designated Professional.

(a)               General. Effective as of the date of public release of the prospectus of the Company in respect of its initial public offering (“Effective Date”), the Company shall utilize the services of Service Provider for the period and in the position set forth in this Section 1, and subject to the other terms and conditions herein provided.

(b)               Duration. The term of this Agreement (the “Term”) shall be for the period beginning on the Effective Date, and ending on the first anniversary of the Effective Date, subject to earlier termination as provided in Section 3. The Term shall automatically renew for additional twelve (12) month periods unless no later than thirty (30) days prior to the end of the applicable Term either party gives written notice of non-renewal (“Notice of Non-Renewal”) to the other, in which case Service Provider’s retention will terminate at the end of the then-applicable Term, subject to earlier termination as provided in Section 3.

(c)               Services of Service Provider. During the Term, Service Provider:

(i)                 shall provide the functions typically served by an Executive Vice President and Chief Operating Officer if directly employed by the Company, with such customary responsibilities, duties and authority normally associated with such position and as may from time to time be assigned to Service Provider by the member of Company or an authorized committee (in any case, the “Member”);

(ii)              agrees that the individual(s) selected by Service Provider to serve as the professional(s) providing the services under this Agreement (the “Professional”) will be qualified to act, will act and will provide such information, personal or professional, to the Company, which will allow him or her to act in the role of an executive vice president and designated supervisory principal of the Company on behalf of the Company. During the Term, Service Provider and its designated Professional shall report directly to the Member;

(iii)            will (A) perform all duties commensurate with the role normally served by an executive vice president /chief operating officer, (B) act as supervisor to those working for the Company, and (C) be responsible for supervision necessary for the proper operation of the business of the Company. These duties will include, but are not limited to the direction & coordination of associated persons of the Company, preparation and implementation of Medical Affairs strategy, KOL stakeholder mapping and engagement, Pre-launch activity, Market access, regulatory, reimbursement, advocacy and awareness, Medical Affairs Operations e.g. medical information service, post market surveillance, promotional material, Training and education programs - HCPs, patients, brand, distributor teams, Scientific due diligence as needed, attend meetings with other Service Provider s, agents or employees of Company at the New York Office, assist in sourcing potential US based employees for the business, oversight of day to day affairs of the US Office, participation in strategic decision-making and long-range planning, reporting to President/ the board, overall supervision of the office, and overall discipline and work appearance of the Company’s employees;

(iv)             acknowledges and agrees that Service Provider and its designated Professional will keep the Company timely and fully informed of any and all material matters that may affect the Company or the iQ Group Global generally;

(v)               (i) shall devote such reasonable time as necessary to fulfil the inherent obligations of the role

(vi)             agrees to observe and comply with the rules and policies of the Company and its affiliates as adopted by the Company or its affiliates from time to time, in each case as amended from time to time, as set forth in writing, and as delivered or made available to Service Provider (each, a “Policy”);

(vii)          shall work with other Company employees and provide guidance, supervisions and training of less experienced personnel;

(viii)        is required to observe and implement the rules and policies developed by the Company and amended from time to time;

(ix)             The Service Provider confirms that its designated Professional also has, at a minimum, the necessary qualifications and experience necessary to fulfill the above obligations and agrees to be appointed to perform the functions of an executive vice president of the Company.

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(d)               Company and Service Provider hereby agree that Dr. Jean-Claude Becker shall serve as the Service Provider’s initial and sole designated Professional under this Agreement. Company shall have the right of prior approval over any proposed replacement or supplemental Professional and may reject such proposed supplemental or substitute Professional in its sole and absolute discretion.

2.	Compensation and Related Matters.

(a)               Fee. During the Term, the Service Provider shall receive on behalf of Dr Jean-Claude Becker compensation for Directors Fees at an annual rate equal to fifty thousand dollars (US$50,000), which shall be paid within thirty (30) days of receipt of Service Provider monthly invoice. Additional services shall be billed at the rate of $300 per hour, plus reimbursable expenses, until the annual compensation has been invoiced. This compensation shall be separate and independent of any compensation payable to Professional for service on the Company’s Board of Directors. Service Provider shall receive a 1099 at the end of each tax year for consulting fees paid under this Agreement.

(b)               Success Fee. The Service Provider shall be entitled to 3,000 ordinary shares per annum for the Director duties of Dr Jean-Claude Becker at the discretion of the Board determining the performance of the Board for the year.

(c)               Disbursements. During the Term, the Company shall reimburse Service Provider for all reasonable travel and other business expenses incurred by Service Provider or its designated Professional in the performance of consulting services under this Agreement, when incurred in accordance with the Company’s expense reimbursement and travel Policy.

3.	Termination.

This Agreement may be terminated by the Company or Service Provider, as applicable, without any breach of this Agreement with one month’s prior written notice. The director’s component will be subject to the normal director’s provisions that apply to the company.

4.             Competition. Service Provider acknowledges that Service Provider and its designated Professional has been and will in the future be provided with Confidential Information (as defined below) and, during the Term, the Company from time to time will provide Service Provider with access to Confidential Information. Ancillary to the rights provided to Service Provider as set forth in this Agreement and the Company’s provision of Confidential Information, and Service Provider t’s agreements regarding the use of same, in order to protect the value of any Confidential Information and in consideration of the good and valuable consideration received by Service Provider in connection with this Agreement.

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5.	Nondisclosure of Proprietary Information.

(a)               Except in connection with the faithful performance of Service Provider’s duties hereunder or pursuant to Section 5(c) and (e), Service Provider shall, in perpetuity, maintain in confidence and shall not directly, indirectly or otherwise, use, disseminate, disclose or publish, or use for Service Provider’s benefit or the benefit of any person, firm, corporation or other entity (other than the Company) any confidential or proprietary information or trade secrets of or relating to the Company (including, without limitation, business plans, business strategies and methods, acquisition targets, intellectual property in the form of patents, trademarks and copyrights and applications therefor, ideas, inventions, works, discoveries, improvements, information, documents, formulae, practices, processes, methods, developments, source code, modifications, technology, techniques, data, programs, other know-how or materials, owned, developed or possessed by the Company, whether in tangible or intangible form, information with respect to the Company’s operations, processes, products, inventions, business practices, finances, principals, vendors, suppliers, customers, potential customers, marketing methods, costs, prices, contractual relationships, regulatory status, prospects and compensation paid to employees or other terms of employment) (collectively, the “Confidential Information”), or deliver to any person, firm, corporation or other entity any document, record, notebook, computer program or similar repository of or containing any such Confidential Information. The Parties hereby stipulate and agree that, as between them, any item of Confidential Information is important, material and confidential and affects the successful conduct of the businesses of the Company (and any successor or assignee of the Company). Notwithstanding the foregoing, Confidential Information shall not include any information that has been published in a form generally available to the public or is publicly available or has become public knowledge prior to the date Service Provider proposes to disclose or use such information, provided, that such publishing or public availability or knowledge of the Confidential Information shall not have resulted from Service Provider directly or indirectly breaching Service Provider’s obligations under this Section 5(a) or any other similar provision by which Service Provider is bound, or from any third-party breaching a provision similar to that found under this Section 5(a). For the purposes of the previous sentence, Confidential Information will not be deemed to have been published or otherwise disclosed merely because individual portions of the information have been separately published, but only if material features comprising such information have been published or become publicly available.

(b)               Upon termination of this Agreement for any reason, Service Provider will promptly deliver to the Company all correspondence, drawings, manuals, letters, notes, notebooks, reports, programs, plans, proposals, financial documents, or any other documents or property concerning the Company’s customers, business plans, marketing strategies, products, property or processes.

(c)               Service Provider may respond to a lawful and valid subpoena or other legal process but shall give the Company the earliest possible notice thereof, shall, as much in advance of the return date as possible, make available to the Company and its counsel the documents and other information sought and shall assist such counsel at Company’s expense in resisting or otherwise responding to such process, in each case to the extent permitted by applicable laws or rules.

(d)               As used in this Section 5 and Section 6, the term “Company” shall include the Company and its direct and indirect parents and subsidiaries.

(e)               Nothing in this Agreement shall prohibit Service Provider from (i) disclosing information and documents when required by law, subpoena or court order (subject to the requirements of Section 5(c) above), (ii) disclosing information and documents to Service Provider’s attorney, financial or tax adviser for the purpose of securing legal, financial or tax advice, (iii) disclosing Service Provider’s post-retention restrictions in this Agreement in confidence to any potential new client or employer, (iv) retaining, at any time, Service Provider’s personal correspondence, Service Provider’s personal contacts and documents related to Service Provider’s own personal benefits, entitlements and obligations, or (v) disclosing information and documents reasonably necessary to enforce Service Provider’s rights under this Agreement.

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(f)                Service Provider shall not provide access to any Confidential Information to its designated Professional without securing that Professional’s written consent to comply with the terms of this Section 5 to the same extent imposed upon the Service Provider.

6.	Inventions.

All rights to discoveries, inventions, improvements and innovations (including all data and records pertaining thereto) related to the business of the Company, whether or not patentable, copyrightable, registrable as a trademark, or reduced to writing, that Service Provider or its designated Professional may discover, invent or originate during the Term, either alone or with others and whether or not during working hours or by the use of the facilities of the Company (“Inventions”), shall be the exclusive property of the Company. Service Provider shall promptly disclose all Inventions to the Company, shall execute at the request of the Company any assignments or other documents the Company may deem reasonably necessary to protect or perfect its rights therein, and shall assist the Company, upon reasonable request and at the Company’s expense, in obtaining, defending and enforcing the Company’s rights therein. Service Provider hereby appoints the Company as Service Provider’s attorney-in-fact to execute on Service Provider’s behalf any assignments or other documents reasonably deemed necessary by the Company to protect or perfect its rights to any Inventions.

7.	Injunctive Relief.

It is recognized and acknowledged by Service Provider that a breach of the covenants contained in this Agreement will cause irreparable damage to Company and its goodwill, the exact amount of which will be difficult or impossible to ascertain, and that the remedies at law for any such breach will be inadequate. Accordingly, Service Provider agrees that in the event of a breach of any of the covenants contained in this Agreement, in addition to any other remedy which may be available at law or in equity, the Company will be entitled to specific performance and injunctive relief without the requirement to post bond.

8.	Representations Warranties, and Certain Covenants of the Service Provider.

The Service Provider represents and warrants to the Company as follows:

(a)               Service Provider’s retention by the Company does not and will not breach any agreement between Service Provider or Professional with any current or former client or employer, including any non-compete agreement or any agreement to keep in confidence or refrain from using information acquired by Service Provider prior to Service Provider’s retention by the Company.

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(b)               Service Provider has never been the subject of any complaints, oral or written, suits, actions or claims, investigations or inquiries initiated by any of the Regulatory Authorities, customer or other private party, and there are no legal, administrative or arbitration proceedings pending or, to his knowledge, threatened against Service Provider or his properties and assets. Furthermore, there is no known outstanding order, writ, or arbitration tribunal against or affecting the Service Provider which may or can affect, directly or indirectly, the properties or assets of the Company.

(c)               Service Provider shall comply with all federal and State securities laws, rules, and regulations and acknowledges that he shall be under the supervisory oversight and control of the Company.

(d)               The representations, warranties and covenants of the Service Provider contained herein shall survive termination of this Agreement with the Company.

9.	Miscellaneous Provisions.

(a)               Independent Contractors. The Parties to this Agreement are independent Service Providers and not joint venturers. Service Provider expressly agrees that it shall be solely responsible for all tax liabilities associated with the consulting fees earned hereunder, or any compensation and/or employee withholdings that may be due to its designated Professional(s).

(b)               Governing Law. This Agreement shall be governed, construed, interpreted and enforced in accordance with its express terms, and otherwise in accordance with the substantive laws of the State of New York without reference to the principles of conflicts of law of the State of New York or any other jurisdiction, and where applicable, the laws of the United States.

(c)               Validity. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

(d)               Notices. Any notice, request, claim, demand, document and other communication hereunder to any Party shall be effective upon receipt (or refusal of receipt) and shall be in writing and delivered personally or sent by facsimile or certified or registered mail, postage prepaid, as follows:

(i)	If to the Company, the Chief Financial Officer or the General Counsel at its headquarters,

and a copy to:

legal@theiqgroup.com.au

(ii)	If to Service Provider, at the last address that the Company has in its personnel records for Service Provider, or

(iii)	At any other address as any Party shall have specified by notice in writing to the other Party.

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(e)               Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement. Signatures delivered by facsimile shall be deemed effective for all purposes.

(f)                Entire Agreement. The terms of this Agreement are intended by the Parties to be the final expression of their agreement with respect to the subject matter hereof and supersede all prior understandings and agreements, whether written or oral. The Parties further intend that this Agreement shall constitute the complete and exclusive statement of their terms and that no extrinsic evidence whatsoever may be introduced in any judicial, administrative, or other legal proceeding to vary the terms of this Agreement.

(g)               Amendments; Waivers. This Agreement may not be modified, amended, or terminated except by an instrument in writing, signed by Service Provider and a duly authorized officer of Company. By an instrument in writing similarly executed, Service Provider or a duly authorized officer of the Company may waive compliance by the other Party with any specifically identified provision of this Agreement that such other Party was or is obligated to comply with or perform; provided, however, that such waiver shall not operate as a waiver of, or estoppel with respect to, any other or subsequent failure. No failure to exercise and no delay in exercising any right, remedy, or power hereunder preclude any other or further exercise of any other right, remedy, or power provided herein or by law or in equity.

(h)               No Inconsistent Actions. The Parties hereto shall not voluntarily undertake or fail to undertake any action or course of action inconsistent with the provisions or essential intent of this Agreement. Furthermore, it is the intent of the Parties hereto to act in a fair and reasonable manner with respect to the interpretation and application of the provisions of this Agreement.

(i)                 Construction. This Agreement shall be deemed drafted equally by both the Parties. Its language shall be construed as a whole and according to its fair meaning. Any presumption or principle that the language is to be construed against any Party shall not apply. The headings in this Agreement are only for convenience and are not intended to affect construction or interpretation. Any references to paragraphs, subparagraphs, sections or subsections are to those parts of this Agreement, unless the context clearly indicates to the contrary. Also, unless the context clearly indicates to the contrary, (a) the plural includes the singular and the singular includes the plural; (b) “and” and “or” are each used both conjunctively and disjunctively; (c) “any,” “all,” “each,” or “every” means “any and all,” and “each and every”; (d) “includes” and “including” are each “without limitation”; (e) “herein,” “hereof,” “hereunder” and other similar compounds of the word “here” refer to the entire Agreement and not to any particular paragraph, subparagraph, section or subsection; and (f) all pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the entities or persons referred to may require.

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(j)                 Arbitration. Any controversy, claim or dispute arising out of or relating to this Agreement, shall be settled solely and exclusively by a binding arbitration process administered by JAMS/Endispute in New York, New York. Such arbitration shall be conducted in accordance with the then-existing JAMS/Endispute Rules of Practice and Procedure, with the following exceptions if in conflict: (a) one arbitrator who is a retired judge shall be chosen by JAMS/Endispute; (b) each Party to the arbitration will pay one-half of the expenses and fees of the arbitrator, together with other expenses of the arbitration incurred or approved by the arbitrator; and (c) arbitration may proceed in the absence of any Party if written notice (pursuant to the JAMS/Endispute rules and regulations) of the proceedings has been given to such Party. Each Party shall bear its own attorneys’ fees and expenses; provided that the arbitrator may assess the prevailing Party’s fees and costs against the non-prevailing Party as part of the arbitrator’s award. The Parties agree to abide by all decisions and awards rendered in such proceedings. Such decisions and awards rendered by the arbitrator shall be final and conclusive. All such controversies, claims or disputes shall be settled in this manner in lieu of any action at law or equity; provided, however, that nothing in this subsection shall be construed as precluding the bringing an action for injunctive relief or specific performance as provided in this Agreement. This dispute resolution process and any arbitration hereunder shall be confidential and neither any Party nor the neutral arbitrator shall disclose the existence, contents or results of such process without the prior written consent of all Parties, except where necessary or compelled in a Court to enforce this arbitration provision or an award from such arbitration or otherwise in a legal proceeding. If JAMS/Endispute no longer exists or is otherwise unavailable, the Parties agree that the American Arbitration Association (“AAA”) shall administer the arbitration in accordance with its then-existing rules as modified by this subsection. In such event, all references herein to JAMS/Endispute shall mean AAA. Notwithstanding the foregoing, Service Provider and the Company each have the right to resolve any issue or dispute over intellectual property rights by Court action instead of arbitration.

(k)               Enforcement. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a portion of this Agreement; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

(l)                 Withholding. The Company shall be entitled to withhold from any amounts payable under this Agreement any federal, state, local or foreign withholding or other taxes or charges which the Company is required to withhold. The Company shall be entitled to rely on an opinion of counsel if any questions as to the amount or requirement of withholding shall arise.

(m)             Section 409A.

(i)                 General. The intent of the Parties is that the consulting fees and success fee under this Agreement comply with or be exempt from Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and guidance promulgated thereunder (collectively, “Section 409A”) and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith.

(ii)              Separation from Service. Notwithstanding anything in this Agreement to the contrary, any fees and success fee payable under this Agreement that is considered nonqualified deferred compensation under Section 409A and is designated under this Agreement as payable upon Service Provider’s termination shall be payable only upon Service Provider’s “separation from service” with the Company within the meaning of Section 409A (a “Separation from Service”) and, except as provided below, any such compensation or benefits shall not be paid, or, in the case of installments, shall not commence payment, until the thirtieth (30th) day following Service Provider’s Separation from Service (the “First Payment Date”).

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(iii)            Specified Employee. Notwithstanding anything in this Agreement to the contrary, if Service Provider or its designated Professional is deemed by the Company at the time of Service Provider’s Separation from Service to be a “specified employee” for purposes of Section 409A, to the extent delayed commencement of any portion of the benefits to which Service Provider is entitled under this Agreement is required in order to avoid a prohibited distribution under Section 409A, such portion of Service Provider’s benefits shall not be provided to Service Provider prior to the earlier of (i) the expiration of the six-month period measured from the date of Service Provider’s Separation from Service with the Company or (ii) the date of Service Provider’s death. Upon the first business day following the expiration of the applicable Section 409A period, all payments deferred pursuant to the preceding sentence shall be paid in a lump sum to Service Provider (or Service Provider’s estate or beneficiaries), and any remaining payments due to Service Provider under this Agreement shall be paid as otherwise provided herein.

(iv)             Expense Reimbursements. To the extent that any reimbursements under this Agreement are subject to Section 409A, any such reimbursements payable to Service Provider shall be paid to Service Provider no later than December 31 of the year following the year in which the expense was incurred; provided, that Service Provider submits Service Provider’s reimbursement request promptly following the date the expense is incurred, the amount of expenses reimbursed in one year shall not affect the amount eligible for reimbursement in any subsequent year, other than medical expenses referred to in Section 105(b) of the Code, and Service Provider’s right to reimbursement under this Agreement will not be subject to liquidation or exchange for another benefit.

(v)               Installments. Service Provider’s right to receive any installment payments under this Agreement, shall be treated as a right to receive a series of separate payments and, accordingly, each such installment payment shall at all times be considered a separate and distinct payment as permitted under Section 409A. Except as otherwise permitted under Section 409A, no payment hereunder shall be accelerated or deferred unless such acceleration or deferral would not result in additional tax or interest pursuant to Section 409A.

10.	Service Provider Acknowledgment.

Service Provider acknowledges that Service Provider has read and understands this Agreement, is fully aware of its legal effect, has not acted in reliance upon any representations or promises made by the Company other than those contained in writing herein, and has entered into this Agreement freely based on Service Provider’s own judgment.

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[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have executed this Agreement on the date and year first above written.

COMPANY

By:	/s/ Harry Simeonidis
Name:	Harry Simeonidis
Title:	President

SERVICE PROVIDER

By:	/s/ Jean-Claude Becker
Name:	Jean-Claude P. Becker, MD
Title:	Owner

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